EXHIBIT 99.1

Release: Immediate March 19, 2012

Canadian Pacific to Present Operational Progress and Roadmap to Further Operating Ratio Improvement

CALGARY (AB) - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) will make a public presentation to investors and analysts detailing its progress against key operational metrics and outlining its plan for continuing improvement to the Company’s operating ratio (“OR”). CP’s Investor Day will be held in Toronto, Ontario on Tuesday, March 27, 2012 from 9:00 am – 12:00 noon Eastern Time (7:00 am – 10:00 am Mountain Time). Those wishing to attend the event in person will need to pre-register at www.CPonTrack.com. A live webcast of the event and the presentation materials will also be available on the website.

“This will be a valuable opportunity to update shareholders on the demonstrable progress we are making at CP as we execute against our detailed plan to achieve our targeted operating ratio goal of 70 to 72 per cent for 2014,” said Fred Green, President and CEO of CP. “Canadian Pacific entered 2012 with record operating metrics and we expect these metrics to translate into improved financial results beginning in the first quarter of 2012. The CP management team is focused on continuing to deliver on our Multi-Year Plan to create long-term value for shareholders.”

CP ended 2011 with record operating metrics including car miles per car day and terminal dwell, which both improved 20 per cent during the fourth quarter compared to the fourth quarter of 2010. CP also made further improvements in 2012. Year-to-date February, CP saw significant improvements compared to the 3 year average for the same period in terminal dwell (29 per cent), active cars online (26 per cent), AAR train speed (15 per cent) and car miles per car day (45 per cent), which set a new performance record of 208 miles per day.

Presenters will include: Fred Green, President and Chief Executive Officer, and members of the senior executive team who will update investors on progress against key operating metrics and advancing the Multi-Year Plan; members of CP’s Board of Directors; and representatives of Oliver Wyman (part of Marsh & McLennan Companies), highly qualified, independent railroad industry experts retained by CP’s Board of Directors, which will present elements of its independent assessment of CP’s Multi-Year Plan and its analysis of the feasibility of Pershing Square’s publicly stated projections and timeframe for CP’s OR improvement.

Forward Looking Statements
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially. Forward-looking statements are not guarantees of future performance. By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media Relations
Ed Greenberg
Tel: 612-849-4717
24/7 Media Pager: 855-242-3674
Ed_greenberg@cpr.ca

Investor Relations
Janet Weiss
Tel: 403-319-3591
investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel: 212-355-4449